UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	sec file no.: 000-52828

notification of late filing
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
		☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended __________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 __________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

DIGITAL DEVELOPMENT PARTNERS, INC.
Full Name of Registrant

Former Name, if Applicable
17800 Castleton Street, Suite 300
Address of Principal Executive Office (Street and Number)
City of Industry, CA 91748
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q could not be filed because Registrant did not complete its financial statements for the period ended September 30, 2019, in sufficient time so as to allow the filing of the subject Form 10-Q by November 14, 2019.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

William E. Sluss	(626)	581-3335
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
	☒ Yes	☐ No
3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIGITAL DEVELOPMENT PARTNERS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2019.
	By:	/s/ WILLIAM E. SLUSS
William E. Sluss Chief Financial Officer [Principal Accounting Officer]